Tonix Pharmaceuticals Holding Corp.

26 Main Street, Suite 101

Chatham, New Jersey 07928

May 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tonix Pharmaceuticals Holding Corp.
Registration Statement on Form S-3 (File No. 333- 254975)
Filed on April 1, 2021, as amended on April 23, 2021

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Tonix Pharmaceuticals Holding Corp. hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 4:00 p.m., Eastern Time, on May 5, 2021, or as soon as practicable thereafter.

Please call Irina Ishak of Lowenstein Sandler LLP at (973) 422-6406 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

TONIX PHARMACEUTICALS
HOLDINGS CORP.

By:	/s/ Bradley Saenger
Name:	Bradley Saenger
Title:	Chief Financial Officer